Mail Stop 4561

June 27, 2006

By U.S. Mail and Facsimile to (808) 537-8063

Mr. Richard C. Keene
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii   98613

> **Re: Bank of Hawaii Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 001-06887**

Dear Mr. Keene:

We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment. The purpose of our comment is to obtain additional information, in order for us to better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Allowance for Loan Loss, page 31

1. We note during 2004 that you released $10 million of your reserve, and in 2005 you increased the reserve. In regards to these actions, please address the following:

- Please provide us a timeline of events which occurred from 2003 through 2005 which management considered in its evaluation of credit quality and the appropriateness of reversing the allowance for loan losses;

- Please specifically identify events which lead management to believe the second and fourth quarters of 2004 were the appropriate periods to reverse the allowance for loan losses;
- Please provide us a comparison of your reported quarterly and annual earnings per share and target stock prices for the 2004 quarters compared to analysts expectations for the quarters; and,
- Please tell us of any compensation agreements for officers which allowed for an additional cash bonus or stock based compensation which were contingent upon earnings goals or the achievement of a stock price targets, quantifying those goals or achievements, in 2004.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant